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                             April 10, 2024

       Raul Parra
       Chief Financial Officer and Treasurer
       MERIT MEDICAL SYSTEMS INC
       1600 West Merit Parkway
       South Jordan , Utah 84095

                                                        Re: MERIT MEDICAL
SYSTEMS INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed February 28,
2024
                                                            Form 8-K Filed
February 28, 2024
                                                            File No. 000-18592

       Dear Raul Parra:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Notes to Consolidated Financial Statements, page 59

   1. We note from your disclosures in your earnings press releases that you have recognized corporate
transformation and restructuring charges of $19.8 million for fiscal year 2023,
                                                        $23.8 million for
fiscal year 2022, and $18.7 million for fiscal year 2021, representing
                                                        16%, 27% and 31% of
operating income, respectively. Please tell us why you have not provided an accounting
policy for recognizing restructuring charges and the disclosures required by ASC
420-10-50-1 and SAB Topic 5:P in your footnote and MD&A
                                                        disclosures.
       10. Commitments and Contingencies
       Litigation, page 78

   2. We note your disclosure that the various claims and litigation matters you are involved in could have a material
adverse effect on your financial position, results of operations and
 Raul Parra
MERIT MEDICAL SYSTEMS INC
April 10, 2024
Page 2
         cash flows. Please provide specific disclosures for these matters. Otherwise, if true then clearly state that other than as disclosed for the SEC inquiry your claims and litigation matters are not expected to materially impact your financial position, results of operations, or cash flows individually or in the aggregate. Disclosures for the amount or range of reasonably possible loss in the aggregate, or that you are unable to reasonably estimate the amount or range, should also be provided, noting that ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty.
Form 8-K Filed February 28, 2024

Exhibit 99.1

3. We note your adjustments for corporate transformation and restructuring for your non-
         GAAP performance measures. Please provide us with an explanation of what specifically each of these adjustments represent and quantify the components for each period presented. Confirm to us that you will provide a more detailed discussion of these adjustments along with quantifying the components for each period presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 with any questions.



                                                               Sincerely,
FirstName LastNameRaul Parra
                                                               Division of
Corporation Finance
Comapany NameMERIT MEDICAL SYSTEMS INC
                                                               Office of
Industrial Applications and
April 10, 2024 Page 2                                          Services
FirstName LastName